Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

February 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Ivan Griswold, Attorney-Advisor

          Barbara C. Jacobs, Assistant Director

Re:	Snap Inc.
Registration Statement on Form S-1
Filed on February 2, 2017
File No. 333-215866

Ladies and Gentlemen:

On behalf of Snap Inc. (the “Company”), we are writing in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 2, 2017 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on January 26, 2017. The Company is concurrently filing Amendment No. 1 to Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Below are the Company’s responses to the Comments. The numbered paragraphs correspond to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of the Company’s responses correspond to the page numbers of the revised Registration Statement.

Risk Factors

“Because our Class A common stock is non-voting…,” page 37

1.

Your response to prior comment 4 indicates that any proxy or information statements that you distribute to Class B or Class C common shareholders will be filed in a Form 8-K or other Exchange Act filing. Clarify that Class A shareholders may not receive any proxy or information statements if Class B and Class C shareholders do not receive such information. To the extent that you provide information to holders of your Class B or Class C common stock, provide a plain English description of the differences in the information your investors will receive as compared to information provided by companies with voting securities registered under the Exchange Act. In addition, disclose whether Class A shareholders will receive this information at the same time as your Class B and Class C shareholders. If not, disclose the risks and impact to Class A shareholders, including:

•	timing implications of providing information through a Form 8-K filing versus a proxy or information statement subject to Regulation 14A or 14C;

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

February 8, 2017

Page Two

•	the impact, if any, on shareholders who may not be able to exercise an investment decision in advance of those actions taking place; and

•	whether such Forms 8-K may not contain all of the information that would be required by Regulation 14A or 14C.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 5, 38, and 179 of the Registration Statement.

2.

Your revised disclosure states that holders of your Class A common stock will be unable to bring matters before your annual meeting. Clarify whether holders of Class A common stock will be entitled to attend your annual meeting and submit questions to management.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 5 and 179 of the Registration Statement.

3.	Please expand your risk factor to clarify that certain legal causes of action and shareholder remedies will not be available to Class A shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Daily Active Users, page 60

4.

You discuss various factors that impacted the net additional Daily Active Users (DAU) in the quarter ended December 31, 2016. Your response to comment 14 in your letter dated December 7, 2016, states that if the company experiences significant user churn that impacts financial results or growth, it would be reflected in the average DAU metric. Given the reduction in growth of DAU in a period that typically benefits from strong seasonality, please tell us what impact, if any, user churn had on your net additional DAUs and tell us the amount of user churn in the quarter ended December 31, 2016.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Registration Statement to further discuss the reduction in growth of Daily Active Users in the quarter ended December 31, 2016.

The Company respectfully advises the Staff that churn is an inherent component of its Daily Active Users. Users that are active on any given day may not use the service the following day. Because we measure user engagement on a daily basis, these users would not count toward the number of Daily Active Users on that subsequent day, even if they continue to use the service in the future. As such, this inactivity is reflected in the average Daily Active Users that the Company reports on a quarterly basis.

In order to understand our growth in the quarter ended December 31, 2016, the Company’s management focuses primarily on (a) the reduction in the growth of our Daily Active Users, which reflects user churn, and (b) the underlying factors driving this reduction in growth, which are discussed on page 62 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

February 8, 2017

Page Three

5.

As a related matter, please revise to explain why quarterly DAU for the “Rest of World” geographic region was sequentially unchanged for the quarter ended December 31, 2016 while there was growth for the U.S. and Europe regions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Registration Statement.

Unaudited Quarterly Results of Operations Data

Quarterly Trends

Revenue, page 80

6.

We note disclosure on page 68 that advertising spend tends to be strongest in the fourth quarter of every calendar year. Please revise to explain why the sequential growth for the three months ended December 31, 2016 was significantly lower than the previous two quarters.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Registration Statement.

Where You Can Find Additional Information, page 178

7.

Part III information should be included in a Form 10-K and not on a delayed basis in a Form 10-K/A pursuant to General Instruction G(3) since you will not be filing proxy or information statements on Schedules 14A or 14C with the Commission. Please revise your disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 5 and 179 of the Registration Statement.

Please contact me at (650) 843-5049 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Evan Spiegel, Snap Inc.
Chris Handman, Snap Inc.
Atul Porwal, Snap Inc.
David Peinsipp, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Rick Kline, Goodwin Procter LLP
An-Yen Hu, Goodwin Procter LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com